Filed pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 (b) of the Securities

Exchange Act of 1934, as amended.

Filing Person: Carey Watermark Investors 2 Incorporated

Subject Company: Carey Watermark Investors Incorporated

Form S-4 File No.: 333-235428

CAREY WATERMARK INVESTORS INCORPORATED

CAREY WATERMARK INVESTORS 2 INCORPORATED

Supplement To Proxy Statement

On or about January 13, 2020, Carey Watermark Investors Incorporated (“CWI 1”) and Carey Watermark Investors 2 Incorporated (“CWI 2”) mailed to their respective stockholders a definitive joint proxy statement relating to special meetings of  stockholders to be held on March 26, 2020 for the purpose of considering and voting on several proposals relating to the business combination of CWI 1 and CWI 2 pursuant to the Agreement and Plan of Merger, dated as of October 22, 2019 (the “merger agreement”), by and among CWI 1, CWI 2 and Apex Merger Sub LLC, and the related management internalization that is described in detail in the definitive proxy statement.  The merger and management internalization are referred to as the “proposed transaction.”

The outbreak of the COVID-19 pandemic has caused great uncertainty in the U.S. and global economies and financial markets, and has resulted in restrictions on travel, among other effects.  Like other hotel companies, CWI 1 and CWI 2 have experienced adverse effects from these circumstances, including cancellations of room and event bookings.  In light of the effects that the companies have experienced to date, and the uncertainty as to the full severity and duration of the outbreak and its effects, the boards of directors of each of CWI 1 and CWI 2 have determined to take certain steps to improve each company’s cash position and preserve financial flexibility.  On March 18, 2020, each company announced that it would not pay a quarterly distribution in respect of the quarter ended March 31, 2020.  Although this was a difficult decision, each board of directors believes it is a prudent step to take.  Distributions in respect of future quarters will be evaluated by the relevant board of directors based on circumstances and expectations existing at the time of consideration.  The current suspension of each company’s redemption program will remain in effect, other than in the case of special circumstances redemptions, until the boards determine to lift the suspensions.

Notwithstanding the difficult circumstances currently facing the companies, each of the boards of directors of CWI 1 and CWI 2 and their respective committees of independent directors have affirmed their support of the proposed transaction.  They believe that the strategic rationale of creating a combined company that has a significantly larger asset base,  more geographic and brand diversity, and lower administrative expenses, through internalized management, that can be spread over a larger asset base is sound, and should position the combined company to better address challenging conditions.

Due to the evolving COVID-19 situation, we have prepared this proxy supplement in order to revise and update certain information that was provided in the definitive joint proxy statement dated January 13, 2020.  This proxy supplement contains additional information for your consideration in voting on the proposals described in the definitive joint proxy statement.  We urge you to read this supplement to the proxy statement carefully and in its entirety.  We also encourage you, if you have not done so already, to review the definitive joint proxy statement dated January 13, 2020.

The dates, times and places of the respective special meetings of stockholders of CWI 1 and CWI 2 to vote on the proposals remain the same and are as follows.  The CWI 1 special meeting is scheduled for March 26, 2020 at 2:00 pm, New York time, at the offices of Clifford Chance US LLP at 31 West 52nd Street, New York, New York 10019.  The CWI 2 special meeting is scheduled for March 26, 2020 at 3:00 pm, New York time, at the offices of Clifford Chance US LLP at 31 West 52nd Street, New York, New York 10019  The record date for each special meeting has not changed.  Only stockholders of record at the close of business on January 7, 2020, the record date for each of the special meetings, will be entitled to vote.  Any change to the details regarding the special meetings will be announced by press release in advance of the meetings.

Your vote is very important.  We cannot complete the proposed transaction unless each proposal described in the definitive joint proxy statement receives the required votes of the stockholders of CWI 1 and CWI 2 described in the definitive joint proxy statement.  The boards of directors of each of CWI 1 and CWI 2 recommend that you vote FOR each of the proposals being made by the company in which you own shares.

If you have already submitted a proxy, you do not need to do anything unless you wish to change your vote.  Whether you plan to attend or not to attend the special meeting, it is important that your shares be represented regardless of the number of shares you hold.  If you have not previously voted or if you wish to revoke or change your vote, please follow the instructions for voting or revocation of proxies set forth in the definitive joint proxy statement  Stockholders who attend the meeting may revoke their proxies and vote in person. If you have any questions about voting or changing your vote, please contact the proxy solicitor, Broadridge Financial Solutions at (877) 777-2338.

The boards of directors and management of CWI 1 and CWI 2 appreciate your continuing support of the companies, and we urge you to support the proposed transaction.

This supplement is dated March 18, 2020.

CAREY WATERMARK INVESTORS INCORPORATED

CAREY WATERMARK INVESTORS 2 INCORPORATED

Supplement To Proxy Statement

Introduction

The information provided in the definitive joint proxy statement dated January 13, 2020, which we refer to in this proxy supplement as the definitive joint proxy statement or the proxy statement, previously mailed to our stockholders on or about January 16, 2020, continues to apply, except as described in this proxy supplement.  To the extent information in this proxy supplement differs from, updates or conflicts with information contained in the definitive joint proxy statement, the information in this proxy supplement is the more current information.  We urge you to read carefully this proxy supplement, together with the definitive joint proxy statement.  If you would like additional copies of the definitive joint proxy statement, this proxy supplement or the proxy card or if you have questions about the merger, you should contact our proxy solicitor, Broadridge Financial Solutions toll-free at (877) 777-2338.  The definitive joint proxy statement and this proxy supplement may also be found on the Internet at www.sec.gov.  See “Where You Can Find More Information” on the last page of this proxy supplement.  Capitalized terms not otherwise defined herein shall have the meanings set forth in the definitive joint proxy statement.

Update to Questions and Answers About
the Proposed Transaction and the Special Meetings

The following question and answer supersedes and replaces in their entirety the six and seventh questions and answers under the heading “Questions and Answers About the Proposed Transaction and the Special Meetings” in the definitive joint proxy statement regarding the plans of CWI 1, CWI 2 and the combined company to pay distributions prior to and after the closing of the proposed transaction.

Q:  Will CWI 1 and CWI 2 continue to pay distributions or dividends prior to and after the closing of the proposed transaction?

A:          Since the signing of the merger agreement on October 22, 2019 through the distribution paid by each company on January 15, 2020, each of CWI 1 and CWI 2 has paid quarterly distributions on their common stock at the same rate at which distributions were paid prior to the date of the merger agreement.  In light of the impact that the COVID-19 outbreak has had on the business of each company through the date of this supplement, and the uncertainty as to the ultimate severity and duration of the outbreak and its effects, on March 18, 2020,  CWI 1 and CWI 2 both announced that they would not pay distributions on their common stock in respect of the quarter ended March 31, 2020 in order to enable each company to retain cash and preserve financial flexibility.  Distributions in respect of the first quarter ordinarily would have been paid on or about April 15, 2020.  The boards of directors of each of CWI 1 and CWI 2, and of the combined company after the merger, will evaluate the continuing and future effects of the COVID-19 outbreak on the respective financial conditions, earnings, debt covenants and other possible needs for cash of each company, and applicable law, in considering when to reinstitute distributions in the future and the amounts of any such distributions.

Additional Risk Factors

The following additional risk factors supplement the information set forth under the heading “Risk Factors” in the definitive joint proxy statement.

The Current Coronavirus Pandemic

The extent of the effects on the businesses of CWI 1, CWI 2 and the combined company from the current COVID-19 pandemic continue to emerge and cannot be predicted with certainty. Both companies have experienced significant cancellations of rooms and conferences, and expect the combined company will experience additional cancellations and reduced new bookings until the spread of the virus, or the fear of its spread, subsides. In addition, government-imposed restrictions on travel and large gatherings are likely to adversely affect the performance of substantially all of our hotels. Moreover, operations will be negatively affected if the hotel employees are quarantined as the result of exposure to the virus. In addition, each company and the combined company may face significant costs related to temporary reductions in service at their respective hotels or closures of their respective hotels, including as a result of employee terminations or furlough arrangements.

We currently expect that reductions in cash flow and deterioration in hotel performance will likely cause a significant number of the combined company’s hotels to experience cash traps or sweeps under financing agreements by the end of 2020, absent relief from lenders or government intervention.  In addition, approximately $155.5 million of indebtedness of CWI 1 and $121.8 million of indebtedness of CWI 2 is scheduled to mature after the date of this proxy supplement through December 31, 2020.  This indebtedness is

nonrecourse mortgage indebtedness and CWI 1 and CWI 2 have extension options with respect to a portion of such indebtedness.   If the companies are unable to repay, refinance or extend any such indebtedness, the lenders may declare events of default and seek to foreclose on the underlying hotels. We may be forced to sell certain assets, potentially at discounted prices, in order to raise cash to meet our obligations.

These and other effects of the coronavirus are materially and adversely affecting the current business, results of operations, financial condition, ability to meet financial covenants under financing arrangements and ability to pay dividends for each of CWI 1, CWI 2 and the combined company, and they are expected to continue to do so for the foreseeable future. The severity of the impact will depend on the duration of these conditions.  These conditions could also magnify the adverse effects of the other risks described in these Risk Factors.

The financial condition and results of operations of CWI 1, CWI 2 and the combined company will depend on access to cash flow from operations, additional debt capital and, possibly, additional equity capital, all of which are subject to the performance of each company’s hotel portfolio as well as general market and economic conditions and other factors, many of which are beyond the control of the companies.  Any future equity issuances could be dilutive to shareholders.

The ability of CWI 1, CWI 2 and the combined company to execute their respective business strategies depends on access to an appropriate blend of cash flow from operations and investments, debt financing, including mortgage financing, lines of credit and other forms of secured and unsecured debt, and potentially equity financing, including common equity and preferred equity, the availability of which will be affected by the performance of each company’s hotel portfolio as well as general market and economic conditions and other factors, many of which are beyond the control of the companies.  The COVID-19 outbreak has resulted in severe volatility and disruption in the financial markets.  There can be no guarantee that financing will be available in sufficient amounts, on favorable terms or at all, and any reduction in available financing may materially adversely affect CWI 1’s, CWI 2’s and the combined company’s financial condition and results of operation. If CWI 1, CWI 2 or the combined company issues additional equity securities, instead of debt, to manage capital needs, the interests of existing shareholders could be diluted.

In light of the impact that the COVID-19 outbreak has had on the business of CWI 1 and CWI 2, there is no assurance as to when the combined company will commence paying distributions.

In light of the impact that the COVID-19 outbreak has had on the business of CWI 1 and CWI 2, and the uncertainty as to the ultimate severity and duration of the outbreak and its effects, CWI 1 and CWI 2 have both announced that they would not pay distributions on their common stock in respect of the quarter ended March 31, 2020 in order to enable each company to retain cash and preserve financial flexibility.  After the merger, the board of directors of the combined company will evaluate the continuing and future effects of the COVID-19 outbreak on the financial condition, earnings, debt covenants and other possible needs for cash of the combined company, and applicable law, in considering when to reinstitute distributions in the future and the amounts of any such distributions.  Stockholders of the combined company will have no contractual or other legal right to distributions that have not been authorized by the combined company’s board of directors.  There can be no assurance when or if distributions will be authorized in the future, and if authorized, whether distributions will be in amounts consistent with distribution amounts or rates historically paid by CWI 1 and CWI 2.

Update to Prospective Financial Information

The following information is intended to update the information under the heading “Prospective Financial Information” in the definitive joint proxy statement as follows:

As discussed in the definitive joint proxy statement under the heading “Prospective Financial Information,” certain unaudited prospective financial information for both CWI 1 and CWI 2 was provided to the CWI 1 special committee and the CWI 2 special committee in connection with the evaluation of the proposed transaction. This unaudited prospective financial information also was provided to the respective financial advisors to the CWI 1 and CWI 2 special committees. The prospective financial information included certain estimates of EBITDA for the years from 2020 through 2023 for each of CWI 1, CWI 2 and the combined company.  As noted in the definitive joint proxy statement, the estimates were, in general, prepared solely for internal use and reflected assumptions that were subjective in many respects.  In particular, the estimates were prepared prior to the COVID-19 outbreak and did not reflect any assumption that the financial results of the companies may be materially and adversely affected by this outbreak.  Although there continues to be great uncertainty regarding the severity and duration of the outbreak and its effects on the U.S. economy and the hospitality industry, including the hotels owned by CWI 1 and CWI 2, we expect that the EBITDA estimates set forth in the definitive joint proxy statement for CWI 1, CWI 2 and the combined company will not be achieved for 2020 and potentially thereafter, depending on the ultimate severity and duration of the effects of the COVID-19 outbreak.   CWI 1, CWI 2 and the combined company reiterate the cautionary statements set forth in the definitive joint proxy statement regarding the prospective financial information, including that the inclusion of such information in the definitive joint proxy statement should not be regarded as an indication that any of CWI 1, CWI 2, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Neither CWI 1 nor CWI 2 can give any assurance that such forecasted results will be achieved.

Forward-Looking Statements

This proxy supplement contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CWI 2 or CWI 1 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. The forward-looking statements include but are not limited to statements regarding: projections as to the anticipated benefits of the proposed transaction; the impact of the outbreak of COVID-19; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company’s corporate strategy and capital structure; the ability to execute future liquidity transactions including a public listing or initial public offering; and estimated or future economic performance and results, including the amount and timing of any future EBITDA, cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales and estimated future growth.

The statements are based on the current expectations, estimates, assumptions and projections of CWI 2’s and CWI 1’s management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 2’s or CWI 1’s business, financial condition, liquidity, results of operations, earnings metrics, FFO metrics, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in these forward-looking statements is included in CWI 2’s and CWI 1’s filings with the SEC from time to time, including but not limited to those described in the Joint Proxy Statement/Prospectus dated January 13, 2020, in Item 1A. Risk Factors in CWI 2’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020, and in Item 1A. Risk Factors in CWI 1’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 15, 2019. Moreover, because CWI 2 and CWI 1 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this filing, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 2 and CWI 1 do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, and there shall not be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the federal securities laws. CWI 2 filed a Registration Statement on Form S-4 with the SEC, which was declared effective on January 13, 2020, and CWI 1 and CWI 2 mailed the Joint Proxy Statement/Prospectus and other relevant documents to their security holders in connection with the proposed transaction on January 16, 2020.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CWI 2 AND CWI 1 IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CWI 2, CWI 1 AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors and security holders are able to obtain these materials and other documents, free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge at CWI 2’s website (http://www.careywatermark2.com) or CWI 1’s website (http://www.careywatermark.com).

Participants in the Proxy Solicitation

Information regarding CWI 2’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 2 on January 13, 2020, in connection with its special meeting of stockholders, and information regarding CWI 1’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 1 on January 13, 2020.